Exhibit 1.3

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(a company incorporated in the Cayman Islands with limited liability)
(Stock Code: 2332)

ANNOUNCEMENT

The Board wishes to clarify in response to recent press comments that the Aircel Acquisition has not yet received DoT’s approval, which is a condition for such completion. The Preliminary Agreement remains in force although either party has the right to terminate it following expiry of the deadline for satisfaction of the Conditions on 1 November 2004. Pending the receipt of DoT’s approval, no such termination right has been exercised by either party.

As stated in the Prospectus, ADIL (part of Hutch India) entered into the Preliminary Agreement with the Vendor on 19 June 2004 to acquire 100% interest of Aircel, holder of mobile licences for Tamil Nadu and Chennai for a total consideration of INR12 billion (approximately HK$2.07 billion, applying an exchange rate of INR5.79: HK$1.00). Hutch India already operates a GSM 1800 mobile telecommunications network in the city of Chennai. Completion of the Aircel Acquisition will bring the number of service areas covered by Hutch India to 14. Please refer to the Prospectus for more information on Aircel.

Completion of the Aircel Acquisition is subject to fulfilment of the Conditions, including obtaining the approval of DoT.

Separate applications by Aircel Cellular Limited and Aircel Limited for approval of the acquisition of their respective shares were made to DoT on 28 June 2004. As stated in the Prospectus, if the Conditions are not satisfied or waived by 1 November 2004, either party to the Preliminary Agreement has the right to terminate the same (unless the parties agree to extend the deadline).

The Board wishes to clarify in response to recent press comments that, as at the date of this announcement, DoT has not issued its approval nor given its notification for rejection and as such completion of the Aircel Acquisition remains pending. Pending the receipt of DoT’s approval, neither party has exercised the right to terminate the Preliminary Agreement nor has any extension of the deadline been agreed.

As stated in the Prospectus, the Company can give no assurance that DoT’s approval will be received and if the Aircel Acquisition is not successful for any reason, the Company may have to consider alternative ways to expand its mobile telecommunications business in Chennai and to enter the Tamil Nadu market and Aircel Cellular Limited will remain a competitor of ADIL in Chennai.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Non-executive Directors:
Mr. LUI Pok Man, Dennis	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT

Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

Definitions

“ADIL”	Aircel Digilink India Limited, part of Hutch India and a subsidiary of the Company

“Aircel”	Aircel Limited and Aircel Cellular Limited, which operate GSM 900 mobile telecommunications networks in the state of Tamil Nadu and City of Chennai respectively

“Aircel	proposed acquisition of 100% interest of Aircel pursuant to the Preliminary Agreement
Acquisition”

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange

“Conditions”	the conditions to which completion of the Aircel Acquisition is subject, including obtaining the approval of DoT and all other necessary government approvals, obtaining all consents necessary to permit the parties to perform their respective obligations in relation to the Aircel Acquisition and other conditions described in the Prospectus

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of the Company

“DoT”	Department of Telecommunications of India

“Hutch India”	the collective term used to refer to the Indian mobile telecommunications operators in which the Company has direct and indirect interests, more particularly described in the Prospectus

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“Preliminary Agreement”	an agreement dated 19 June 2004 and made between ADIL and the Vendor for the Aircel Acquisition

“Prospectus”	prospectus issued by the Company dated 30 September 2004 for the global offering of its shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules

“Vendor”	Aircel Tele Ventures Limited (to the best knowledge, information and belief of the Directors having made all reasonable enquiries, the Vendor, and its ultimate beneficial owner, are (i) third parties independent of the Company and of connected persons of the Company; and (ii) not connected persons of the Company)

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR”	Indian Rupee, the lawful currency of India

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 26 November 2004